Exhibit 12.1

U.S. Restaurant Properties, Inc.

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Net income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	$17,635	$13,850	$(15,870)	$368	$(4,492)
Add: Fixed Charges	26,133	27,084	37,236	39,252	38,641
Less: Capitalized Interest	—	—	(52)	(739)	(1,346)
Preferred Dividend Requirements	(8,121)	(7,102)	(7,102)	(7,102)	(7,102)
Minority Interest	(4,147)	(4,681)	(4,485)	(4,139)	(567)

Earnings	$31,500	$29,151	$9,727	$27,640	$25,134

Fixed Charges:
Interest Expense	$17,247	$19,361	$29,388	$30,706	$29,410
Capitalized Interest	—	—	52	739	1,346
Estimated Interest within Rent Expense	765	621	694	705	783
Preferred Dividend Requirements	8,121	7,102	7,102	7,102	7,102

Fixed Charges	$26,133	$27,084	$37,236	$39,252	$38,641

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.21	1.08	0.26	0.70	0.65
Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	n/a	n/a	$(27,509)	$(11,612)	$(13,507)